SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., TELEVISÃO A CABO CRICIÚMA LTDA., NET ARAPONGAS LTDA., NET LONDRINA LTDA. AND NET MARINGÁ LTDA. INTO NET SERVIÇOS DE COMUNICAÇÃO S.A.

By this present private instrument, the parties qualified below:

NET SERVIÇOS DE COMUNICAÇÃO S.A., headquartered in the City and State of São Paulo, at Rua Verbo Divino, 1356 – 1º andar – parte, Chácara Santo Antônio, corporate taxpayer’s ID (CNPJ) 00.108.786/0001 -65, with its corporate acts registered at the Board of Trade of the State of São Paulo under #35.300.177.240, by order dated April 4, 2000, hereinafter referred to as “NET SERVIÇOS”, represented herein by its Officers, Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s ID (CPF) 140.448.620 -87 and Mr. Eduardo Aspesi, Brazilian citizen, married, business administrator, identity card 7003778136 – SSP-RS and individual taxpayer’s ID (CPF) 352.847.730 -04, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002,

a) sole partner and holder of all the capital stock of ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., headquartered in the city of Blumenau, state of Santa Catarina, at Avenida Brasil, 60, Ponta Aguda, CEP 89.050 -000, corporate taxpayer’s ID (CNPJ) 79.375.606/0001 -61, with its charter registered at the Board of Trade of the State of Santa Catarina under corporate registry ID (NIRE) 42201620418, by order dated October 14, 1992, hereinafter referred to as “ANTENAS COMUNITÁRIAS”, represented herein by its officers Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s ID (CPF) 140.448.620 -87 and Mr. Eduardo Aspesi, Brazilian citizen, married, business administrator, identity card 7003778136 – SSP-RS

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., TELEVISÃO A CABO CRICIÚMA LTDA., NET ARAPONGAS LTDA., NET LONDRINA LTDA. AND NET MARINGÁ LTDA. INTO NET SERVIÇOS DE COMUNICAÇÃO S.A.

and individual taxpayer’s ID (CPF) 352.847.730 -04, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

b) sole partner and holder of all the capital stock of TELEVISÃO A CABO CRICIÚMA LTDA., headquartered in the city of Criciúma, State of Santa Catarina, at Rua Joaquim Nabuco, 458, Michel, CEP 88803-000, corporate taxpayer’s ID (CNPJ) 80.168.321/0001 -39, with its charter registered at the Board of Trade of the State of Santa Catarina under #42.201.749.364, by order dated September 13, 1993, hereinafter referred to as “TELEVISÃO CRICIÚMA”, represented herein by its officers Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s ID (CPF) 140.448.620 -87 and Mr. Eduardo Aspesi, Brazilian citizen, married, business administrator, identity card 7003778136 – SSP-RS and individual taxpayer’s ID (CPF) 352.847.730 -04, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

c) sole partner and holder of all the capital stock of NET ARAPONGAS LTDA., headquartered in the city of Arapongas, State of Paraná, at Rua Marabú 542, Centro, CEP 86701-400, corporate taxpayer’s ID (CNPJ) 81.897.118/0001 -66, with its charter registered at the Board of Trade of the State of Paraná under corporate registry ID (NIRE) 41.202.291.425, by order dated March 13, 1990, hereinafter referred to as “NET ARAPONGAS”, represented herein by its officers Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s ID (CPF) 140.448.620 -87 and Mr. Eduardo Aspesi, Brazilian citizen, married, business administrator, identity card 7003778136 – SSP-RS and individual taxpayer’s ID (CPF) 352.847.730 -04, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., TELEVISÃO A CABO CRICIÚMA LTDA., NET ARAPONGAS LTDA., NET LONDRINA LTDA. AND NET MARINGÁ LTDA. INTO NET SERVIÇOS DE COMUNICAÇÃO S.A.

d) sole partner of NET LONDRINA LTDA., headquartered in the city of Londrina, state of Paraná, at Rua Santos 737, CEP 86.030 -495, Centro, corporate taxpayer’s ID (CNPJ) 80.924.459/0001 -10, with its charter filed under #4055, book A-3, at the 2nd Registry of Deeds and Documents of Londrina District– State of Paraná, on July 17,1989 and subsequently registered at the Board of Trade of the State of Paraná under corporate registry ID (NIRE) 41.205.150.474, by order dated December 22, 2003, hereinafter referred to as “NET LONDRINA”, represented herein by its officers Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s ID (CPF) 140.448.620 -87 and Mr. Eduardo Aspesi, Brazilian citizen, married, business administrator, identity card 7003778136 – SSP-RS and individual taxpayer’s ID (CPF) 352.847.730 -04, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002, and

e) sole partner of NET MARINGÁ LTDA., headquartered in the city of Maringá, State of Paraná, at Rua Nóbrega, 494, Zona 04, CEP 87013-330, corporate taxpayer’s ID (CNPJ) 81.712.416/0001 -34, with its charter registered at the Board of Trade of the State of Paraná under NIRE 41.202.262.638, by order dated December 14, 1989, hereinafter referred to as “NET MARINGÁ”, represented herein by its officers Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s ID (CPF) 140.448.620 -87 and Mr. Eduardo Aspesi, Brazilian citizen, married, business administrator, identity card 7003778136 – SSP-RS and individual taxpayer’s ID (CPF) 352.847.730 -04, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

jointly enter into this present Protocol and Justification for the Merger, which aims at establishing, pursuant to Articles 224, 225, 226 and 227 of Law 6,404 of December 15, 1976, the basic conditions related to the merger of ANTENAS COMUNITÁRIAS, TELEVISÃO CRICIÚMA, NET ARAPONGAS, NET LONDRINA and NET

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., TELEVISÃO A CABO CRICIÚMA LTDA., NET ARAPONGAS LTDA., NET LONDRINA LTDA. AND NET MARINGÁ LTDA. INTO NET SERVIÇOS DE COMUNICAÇÃO S.A.

MARINGÁ into NET SERVIÇOS, conditions of which shall be submitted to the resolution of the Companies’ partners and shareholders, pursuant to the laws:

Section 1 - Justification – This present merger is justified as a way of improving the corporate structure, within corporate objectives, so that to develop them by saving operating costs, which will result in a greater operating efficiency.

Section 2 - Assets – The assets of ANTENAS COMUNITÁRIAS, TELEVISÃO CRICIÚMA, NET ARAPONGAS, NET LONDRINA and NET MARINGÁ to be merged into NET SERVIÇOS shall comprise their accounts included in the balance sheet especially drawn up until August 31, 2009.

Section 3 – Book Value – The merger of ANTENAS COMUNITÁRIAS, TELEVISÃO CRICIÚMA, NET ARAPONGAS, NET LONDRINA and NET MARINGÁ shall be executed based on the amounts verified in the aforementioned special balance sheet and transferring the equity variations occurred as of this date to the operations of NET SERVIÇOS.

Section 4 - Appraisal – The assets of ANTENAS COMUNITÁRIAS, TELEVISÃO CRICIÚMA, NET ARAPONGAS, NET LONDRINA and NET MARINGÁ shall be appraised based on criteria provided for by Law 6,404/76, and these appraisals shall be carried out pursuant to the book value of respective assets.

4.1. The appraisal of assets of ANTENAS COMUNITÁRIAS, TELEVISÃO CRICIÚMA, NET ARAPONGAS, NET LONDRINA and NET MARINGÁ shall be carried out by the specialized company Globalconsulting Assessoria Contábil Ltda., corporate taxpayer’s ID (CNPJ) 06.063.913/0001 -33 and Regional Accounting Council (CRC-SP) 2SP023158/O-8, headquartered in the City and State of São Paulo, at Avenida Brigadeiro Luis Antônio, 2367, 16º andar, registered at the 3rd Registry of Deeds and Documents of Legal Entities – SP under #473.500, represented by Mr. Sérgio Silva, Brazilian citizen, accountant, CRC 1SP114111/O-8, identity card 11.683.592 -8 – SP and individual taxpayer’s ID (CPF) 013.317.858 -71.

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., TELEVISÃO A CABO CRICIÚMA LTDA., NET ARAPONGAS LTDA., NET LONDRINA LTDA. AND NET MARINGÁ LTDA. INTO NET SERVIÇOS DE COMUNICAÇÃO S.A.

Section 5 - Capital stock

5.1. Once materialized the merger of ANTENAS COMUNITÁRIAS, TELEVISÃO CRICIÚMA, NET ARAPONGAS, NET LONDRINA and NET MARINGÁ into NET SERVIÇOS, this Company shall not have its capital stock altered due to the fact it holds one hundred percent (100%) of quotas composing the capital stock of ANTENAS COMUNITÁRIAS, TELEVISÃO CRICIÚMA, NET ARAPONGAS, NET LONDRINA and NET MARINGÁ, which shall be cancelled, in compliance with the provision of section IV of Article 224 of Law 6,404/76.

5.2. The capital stock of NET SERVIÇOS shall be maintained at five billion, six hundred and twelve million, two hundred and forty-two thousand, nine hundred and forty reais and ninety-seven centavos (R$5,612,242,940.97), divided into one hundred and fourteen million, four hundred and fifty-nine thousand, six hundred and eighty-five (114,459,685) common shares and two hundred and twenty-eight million, five hundred and three thousand, nine hundred and sixteen (228,503,916) non-par, book-entry, registered preferred shares.

Section 6 - Responsibility Before Third Parties- NET SERVIÇOS shall be the successor before third parties in all the rights and obligations as a result of the merger of ANTENAS COMUNITÁRIAS, TELEVISÃO CRICIÚMA, NET ARAPONGAS, NET LONDRINA and NET MARINGÁ into NET SERVIÇOS.

Section 7- Jurisdiction - This present Protocol and Justification for the Merger shall be ruled pursuant to the applicable laws and the court of the City and State of São Paulo is elected to settle any disputes deriving herefrom.

Section 8– Final Statements – The managers of NET SERVIÇOS, ANTENAS COMUNITÁRIAS, TELEVISÃO CRICIÚMA, NET ARAPONGAS, NET LONDRINA and NET MARINGÁ are hereby authorized to take all the measures

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., TELEVISÃO A CABO CRICIÚMA LTDA., NET ARAPONGAS LTDA., NET LONDRINA LTDA. AND NET MARINGÁ LTDA. INTO NET SERVIÇOS DE COMUNICAÇÃO S.A.

necessary to implement the resolution mentioned herein, mandatorily executed between the parties and successors on any account, pursuant to the applicable laws.

In witness whereof, the parties execute this present instrument in eighteen (18) counterparts of equal tenor and form, for a single effect, before the two undersigned witnesses.

São Paulo – SP, September 8, 2009.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
José Antônio Guaraldi Félix and Eduardo Aspesi

ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA.
José Antônio Guaraldi Félix e Eduardo Aspesi

TELEVISÃO A CABO CRICIÚMA LTDA.
José Antônio Guaraldi Félix and Eduardo Aspesi

NET ARAPONGAS LTDA.
José Antônio Guaraldi Félix and Eduardo Aspesi

NET LONDRINA LTDA.
José Antônio Guaraldi Félix and Eduardo Aspesi

NET MARINGÁ LTDA.
José Antônio Guaraldi Félix and Eduardo Aspesi

Witnesses:

and

Name:		Name:
RG:		RG:
CPF:		CPF:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.